Royal Philips Electronics

Executive Vice President

& Chief Financial Officer

Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Amsterdam, May 1, 2012

Re:	Koninklijke Philips Electronics N.V. – Form 20-F for the Fiscal Year ended
December 31, 2011 – Filed February 24, 2012 (File No. 001-05146-01)

Dear Mr. James,

Thank you for your letter dated April 11, 2012 setting forth a comment regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips”).

To facilitate your consideration of Philips’ response, we have included below the comment and have provided Philips’ response immediately following.

Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our response, we have proposed to amend the wording of certain disclosures in our future filings. We are doing that to respond to the comment and not because we believe our prior filings are deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient or inaccurate.

*****

Form 20-F for the Fiscal Year Ended December 31, 2011

Group Financial Statements

Note 18. Shareholders’ equity, Objectives, policies and processes for managing capital, page 172.

1	We note that you incorporate by reference Chapter 15, Reconciliation of non-GAAP information, into this note. Given that Chapter 15 includes various non-GAAP measures, please tell us your consideration of the guidance in Item 10(e)(1)(ii)(C), 10(e)(5) of Regulation S-K.

Response:

IAS 1 paragraphs 134 and 135 require a company to disclose information about its objectives, policies and processes for managing capital. Among other items these paragraphs require a company to describe what it manages as capital and a summary of quantitative data about what is managed as capital.

Philips manages capital based on the non-GAAP measures net operating capital (NOC), net debt and cash flows before financing activities. Chapter 15 of the 2011 Form 20-F further describes these measures and provides quantitative information about the measures, including reconciliations to the closest GAAP measure.

In future filings, we will refine any such reference to include only the information relevant to meeting the requirements of IAS 1.134-135.

*****

Please direct any questions or comments regarding this letter to me at (011) (31) 20 59 77 142. Our fax number is (011) (31) 20 59 77 140. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comments of the Staff.

Very truly yours,

/s/ Ron Wirahadiraksa
Ron Wirahadiraksa
Executive Vice President and Chief Financial Officer

Copyholders SEC Comment Letter Mr. Ron Wirahadiraksa to Mr. Martin F. James – May 1, 2012

Jay Webb

Kate Tillan

(Securities and Exchange Commission)

Emmanuel Delay

Christoph Wolfsgruber

Shalene Koster

Eric P. Coutinho

Hessel Hilarides

Marnix van Ginneken

(Koninklijke Philips Electronics N.V.)

John O’Connor

(Sullivan & Cromwell LLP)

Jaap van Everdingen

(KPMG Accountants NV)